Bradley C. Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Instructure Holdings, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, Utah 84121

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

July 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Mitchell Austin
Jan Woo

Re:	Instructure Holdings, Inc.
Registration Statement on Form S-1
Filed June 28, 2021
File No. 333-257473

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

July 7, 2021

Ladies and Gentlemen:

On behalf of the Company, we are writing to respond to the request raised orally by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to provide the Staff with an analysis of any increase from the estimated fair values of recent equity awards by Instructure Parent, LP, a Delaware limited partnership (“TopCo”), the parent company of the registrant, Instructure Holdings, Inc. (formerly known as Instructure Intermediate Holdings I, Inc.), a Delaware corporation (the “Company”), to the estimated offering price of common stock in the Company’s initial public offering (the “IPO”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has emailed a separate copy of this letter, marked to show the portions redacted from the unredacted version emailed to the Staff and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (312) 862-7351 rather than rely on the U.S. mail for such notice.

IPO Price Range

The Company preliminarily estimates a price range of $[*] to $[*] per share (the “Preliminary Price Range”) for its IPO, which assumes that the Company will effect an approximately 126,000-for-1 stock split of its issued and outstanding common stock prior to the effectiveness of its Registration Statement on Form S-1 (the “Registration Statement”). The Preliminary Price Range does not account for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and representatives for the underwriters (the “Lead Underwriters”). During these discussions, the parties considered both quantitative and qualitative factors, including: (a) a comparison of public companies of similar size (revenue, assets, employees), growth rates and profitability; (b) a comparison of valuations for comparable issuers in the Company’s industry at the time of their initial public offering and (c) a current analysis of the public equity market.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and emailed separately to the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 7, 2021

The Company will include a bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with representatives of the underwriters and material business developments impacting the Company, and due to the volatility in the securities markets, specifically the volatility experienced in the market by recent IPO issuers in general, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Corporate Reorganization

Pursuant to the terms of the Corporate Reorganization (as defined and further described in the Registration Statement in “Prospectus Summary — Corporate Reorganization”) that will be completed prior to the consummation of the offering, TopCo will make an in-kind distribution of shares of the Company’s common stock to its equityholders in accordance with the “waterfall” provisions of TopCo’s limited partnership agreement. For purposes of this distribution, the value of a share of common stock will be measured by the IPO price. While the total number of shares of common stock that are distributed will be fixed based upon the final stock split ratio, there is no single ratio of units of TopCo to shares of common stock of the Company that applies for any particular holder, given the operation of the “waterfall.”

Based on an assumed public offering price of $[*] per share of Company common stock, which is the midpoint of the estimated Preliminary Price Range noted above, the Company expects that an aggregate of 126,000,000 shares of common stock of the Company will be distributed with respect to an aggregate of 1,277,204.5 Class A units (plus an aggregate of approximately $159.5 million of accrued and unpaid yield with respect to such units) and 91,958,724 Class B units of TopCo, in accordance with the “waterfall” in the limited partnership agreement of TopCo. Based on the foregoing, one Class B unit would receive 0.6111 shares of Company common stock in the distribution, equal in value to $[*] based on the assumed IPO set forth above. Following the in-kind distribution, TopCo will dissolve.

Historical Fair Value Determination and Methodology

The Company refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” in the Registration Statement for a detailed description of how the Company accounts for stock-based compensation expense and establishes the fair value of the unit-based awards.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and emailed separately to the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 7, 2021

Summary of Unit-Based Awards

The below chart provides a breakdown of all unit-based awards granted subsequent to the Take-Private Transaction through the date hereof, including the grant date fair value of the underlying units at the date of grants. As discussed above and in the Registration Statement, at no time since the Take-Private Transaction has the Company itself granted any equity or equity-based interests to employees or directors as compensation for services or otherwise. Rather, the Company’s direct parent, TopCo, granted Class B units to certain employees and directors in connection with their performance of services.

The Company notes (1) TopCo has not made material grants since August 2020, (2) all grants were made within nine months of the Take-Private Transaction and before the Company had begun contemplating an IPO, and (3) the estimated fair value of the units as of all of the grant dates set forth below represents a contemporaneous estimate of the fair value of units that were then illiquid, reflecting discounts due to lack of marketability in recognition of the fact that the units might never become publicly tradeable or otherwise liquid.

The increase from the fair values of the below grants to the Preliminary Price Range is reflective of continued revenue and bookings growth, as the Company benefited from increasing trends toward remote learning, as well as growing valuation multiples for comparable companies. Additionally, in March, May, June and July 2021, the Company held “testing-the-waters” meetings with potential investors, during which it received positive feedback.

Grant Date	Number of Incentive Units Issued	Grant Date Fair Value
April 14, 2020	430,000	$3.60
May 1, 2020	50,000	$3.60
August 4, 2020	2,450,000	$3.98
August 15, 2020	5,676,000	$4.09
September 22, 2020	12,500	$4.50
December 14, 2020	115,000	$5.24

The Company based its determination of the fair value of the unit-based awards following the Take-Private Transaction on third-party valuation reports as of June 30, 2020 and as of November 30, 2020 (the “Valuation Reports”).

[*] Certain confidential information in this letter, marked by brackets, has been omitted and emailed separately to the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 7, 2021

The Valuation Reports determined the fair value of the units by employing the Black-Scholes Option Pricing Model. The Valuation Report as of June 30, 2020 determined the fair value of the units to be $3.60 by calibrating to the Take-Private Transaction, given its close proximity to the valuation date and lack of Company progress / upward movement in the market since the time of the Take-Private Transaction.

The Valuation Report as of November 30, 2020 determined the fair value of the units to be $5.24 by estimating the enterprise value of the Company using a discounted cash flow analysis and market multiples approach, and allocating the resulting value to the Company’s security classes based on their relative claim on value. For purposes of recognizing compensation expense, the Company determined the grant date fair value of the units underlying each grant between the valuation dates of June 30 and November 30 by interpolating by grant date a price per unit within the $3.60 and $5.24 price range reflected in the Valuation Reports. The Company determined this approach was appropriate, given the relative straight-line growth of the Company and growth in market multiples during the intervening period.

Summary

As noted above, the Preliminary Price Range is expected to be $[*] to $[*] per share. The Company notes that, as is typical in initial public offerings, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by discussions between it and the Lead Underwriters. The Company believes the following factors are relevant to considering the Preliminary Price Range:

•

the Preliminary Price Range represents a future price for shares of common stock with an assumption of 100% probability of the IPO that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the unit-based awards as of all of the grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, reflecting discounts due to lack to marketability, and the recognition that the units (or common stock of the Company received in respect of the units) might never become publicly tradeable or otherwise liquid (the estimated fair values assumed a zero probability of an IPO because an IPO was not contemplated until late December 2020);

•

the Preliminary Price Range assumes a successful IPO, which will provide the Company with proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash and access to the public company debt and equity markets;

[*] Certain confidential information in this letter, marked by brackets, has been omitted and emailed separately to the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 7, 2021

•

there are differences in the methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company as compared to the valuation methodologies, assumptions and inputs used in the third-party valuation reports considered by the Company when previously making grants; and

•	in March, May, June and July 2021, the Company held “testing-the-waters” meetings with potential investors, during which it received positive feedback.

The Company believes the prior valuations are reasonable in light of all of the considerations outlined above.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ Bradley C. Reed, P.C.

Bradley C. Reed, P.C.

cc:	Steve Daly

Instructure Holdings, Inc.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and emailed separately to the SEC pursuant to 17 C.F.R. §200.83.